SECU MISSION

12012381

SEC Mail Processing Section

FEB 28 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Vega Master Fund LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Philip Grigus, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PEAK6 Vega Master Fund LLC, as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer of Managing Member
Title

Official Seal
Donna MacDonald
Notary Public State of Illinois
My Commission Expires 03/11/2012

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Condensed Schedule of Investments.
- ☐ (d) Statement of Operations.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Members' Equity.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (i) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

PEAK6 Vega Master Fund LLC
December 31, 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Members
PEAK6 Vega Master Fund LLC

We have audited the accompanying statement of financial condition of PEAK6 Vega Master Fund LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Vega Master Fund LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

1202-1334645

STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(Expressed in United States Dollars)

ASSETS	
Cash	$ 68,323
Investment in securities, at fair value (cost $132,980,463)	129,722,582
Due from broker	129,420,867
Interest and dividends receivable	52,994
Other assets	51,239
TOTAL ASSETS	$ 259,316,005
LIABILITIES	
Securities sold, not yet purchased, at fair value (proceeds $207,125,275)	$ 202,996,331
Interest and dividends payable	202,615
Accrued expenses	301,596
TOTAL LIABILITIES	203,500,542
MEMBERS' CAPITAL	55,815,463
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 259,316,005

See accompanying notes

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2011

1. Organization and Nature of Business

PEAK6 Vega Master Fund LLC (the "Company"), a Delaware limited liability company, was organized on June 24, 2011, and commenced operations on October 1, 2011. The limited liability company operating agreement provides, among other things, that the Company shall have a perpetual existence unless and until it is dissolved. PEAK6 Advisors LLC (the "Managing Member"), a Delaware limited liability company, is the managing member of the Company. The Managing Member is registered with the U.S. Securities and Exchange Commission ("SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended.

The Company is registered as a broker-dealer with the U.S. SEC under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange. The Company clears all of its transactions through its primary clearing broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC")

The Company is a master fund in a master-feeder structure. At December 31, 2011, the Company has two members: PEAK6 Vega Fund LLC (the "Onshore Feeder") and PEAK6 Vega Fund Ltd. (the "Offshore Feeder") (collectively referred to as the "Feeder Funds" or the "members"). The Feeder Funds are investment funds managed by the Managing Member and invest substantially all of their assets in PEAK6 Vega Master Fund Ltd. (the "Cayman Master"), which further invests all of its assets in its wholly owned subsidiary, the Company. At December 31, 2011, the ultimate investment in the Company of each of the Onshore Feeder and the Offshore Feeder represented 33% and 67%, respectively, of the members' capital of the Company. In this master-feeder structure, the Company directly or indirectly effects trades for the Feeder Funds.

The Feeder Funds are managed as equity volatility funds with the objective of achieving absolute returns that have a low correlation with returns of more traditional asset classes. The goal of the Feeder Funds is to invest capital based upon two core trading philosophies; to preserve capital, and generate positive returns by investing when and where the Managing Member believes such returns can be achieved. The Managing Member's trading strategies may be used alone or together with other strategies. The Managing Member may also add new strategies or eliminate strategies if market opportunities are no longer desirable.

The Company and the Feeder Funds have retained Citco Fund Services (Cayman Islands) Limited as the administrator.

2. Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are stated in United States dollars. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Investments

Investment transactions, which include securities sold, not yet purchased, are accounted for on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

For purposes of the statement of financial condition, options are included as investments; however, for purposes of these notes, options are referred to as derivative contracts.

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts ("derivatives") for trading purposes. Derivatives are either exchange-traded or over-the-counter ("OTC") contracts. Exchange-traded derivatives are standard contracts traded on a regulated exchange. OTC contracts are private contracts negotiated with counterparties.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments under Accounting Standards Codification ("ASC") 825, *Financial Instruments*, approximates the carrying amounts presented in the financial statements.

ASC 820, *Fair Value Measurement*, defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is/(are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

Level 1 – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instrument. Investments falling under Level 2 predominantly consist of OTC products and other unquoted securities valued using broker quotes where these can be corroborated to observable market data.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2011

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 3 – Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Investments included within Level 3 are predominantly OTC products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the financial instruments carried in the statement of financial condition by caption and by level within the hierarchy as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities:				
Common stocks*	$ 82,330,194	$ –	$ –	$ 82,330,194
Investment companies & partnerships	1,396,130	–	–	1,396,130
Derivative contracts:				
Equity options	45,996,258	–	–	45,996,258
Total assets	$ 129,722,582	$ –	$ –	$ 129,722,582
Liabilities				
Securities sold, not yet purchased:				
Common stocks*	$ (142,829,985)	$ –	$ –	$ (142,829,985)
Investment companies & partnerships	(8,493,704)	–	–	(8,493,704)
Derivative contracts:				
Equity options	(51,672,642)	–	–	(51,672,642)
Total liabilities	$ (202,996,331)	$ –	$ –	$ (202,996,331)

* Industry information for common stocks is disclosed in the condensed schedule of investments.

For the period from October 1, 2011 (commencement of operations) to December 31, 2011, the Company held no financial instruments classified within Level 3.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Determination of Fair Value

In determining fair value, the Company uses various valuation approaches, as discussed below.

Equity securities and investment companies and partnerships traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Listed derivatives, such as exchange-traded options, are fair valued based on quoted prices from the exchange, to the extent that these instruments are actively traded and valuation adjustments are not applied, and are categorized in Level 1 of the fair value hierarchy. If valuation adjustments are applied to listed derivatives, they are generally categorized in Level 2 or Level 3.

In the absence of quoted values or when quoted values are not deemed to be representative of market values, investments are valued at fair value as determined by the Managing Member and are categorized in Level 3.

Income Taxes

Federal income taxes are not provided for by the Company because taxable income (loss) of the Company is included in the income tax returns of its members. The only taxes payable by the Company are withholding taxes applicable to certain investment income, which are allocated solely to certain members. The Company may be subject to certain state and local taxes.

In accordance with the provisions set forth in ASC 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which include the current year, and concluded that, as of December 31, 2011, a provision for income taxes is not required.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurements – Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, modifying ASC 820. ASU 2011-04 requires reporting entities to disclose: i) the amount of any transfers between Level 1 and Level 2, and the reasons for the transfers; ii) for Level 3 fair value measurements, a) quantitative information about significant unobservable inputs used, b) a description of the valuation procedures used by the reporting entity, and c) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs might result in a significantly higher or lower fair value measurement. The effective date of ASU 2011-04 is for annual periods beginning after December 15, 2011. The Company is currently evaluating the impact this new pronouncement will have on its financial statements.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires disclosures to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The requirements of ASU 2011-11 mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of assets and liabilities as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, ASU 2011-11 requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The disclosures mandated by ASU 2011-11 are required for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact this new pronouncement will have on its financial statements.

3. Due from Broker

Due from broker includes net receivables and payables relating to trades pending settlement, and cash and margin balances held at the broker. Margin balances are collateralized by certain of the Company's securities and cash balances held by the broker. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates. Cash and securities at the broker that are related to securities sold, not yet purchased are partially restricted until the securities are purchased.

4. Allocation of Net Income or Loss

In accordance with the provisions of the Confidential Private Placement Memorandum, net income or loss of the Company is allocated to the Cayman Master, which is further generally allocated to all members in proportion to their respective capital accounts.

While it is not a significant part of the Company's investment strategy, the Company may invest in "New Issues." Profits and losses attributable to any New Issues acquired by the Company are required, pursuant to applicable rules of the Financial Industry Regulatory Authority, Inc. ("FINRA"), to be allocated generally to members who are not deemed to be "restricted" as defined by the FINRA Rule 5130.

5. Risk Management

The Company is subject to market and credit risk associated with changes in the value of the underlying financial instruments, as well as the loss of appreciation if a counterparty fails to perform. The Managing Member takes an active role in managing and controlling the Company's market and counterparty risks.

5. Risk Management (continued)

Market Risk

The Company monitors the risk parameters and expected volatility of individual positions and the Company's aggregate portfolio. The Company has developed and uses proprietary statistical models to identify systemic portfolio risk, as well as specific position risk. While the Company may seek to mitigate certain portfolio risks in an effort to increase the proportion of the Company's return attributable to perceived high-value-added risk exposures, the Company does not attempt to mitigate all market or other risks inherent in the Company's positions. Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities, subject to certain limitations.

Options are contracts that grant the holder, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified time or on a specified date from or to the writer of the option. Options written by the Company do not give rise to counterparty credit risk, as they obligate the Company and not its counterparty to perform. Options written by the Company are subject to off-balance-sheet risk, as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Credit Risk

The Company attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The Company analyzes the credit risks associated with the Company's counterparties, intermediaries, and service providers. All of the Company's positions, including due to broker, are held at GSEC, which currently clears all of the Company's transactions and also carries all of the Company's accounts. GSEC is a subsidiary of Goldman Sachs Group Inc. In the event GSEC is unable to fulfill its obligations, the Company would be subject to credit risk. The Company attempts to minimize this risk by monitoring the creditworthiness of GSEC.

For the period from October 1, 2011 (commencement of operations) to December 31, 2011, the Company's derivatives trading included options. For exchange-traded options, the clearing organization that acts as the counterparty bears the risk of delivery to and from counterparties and has substantial financial resources. See further risks regarding derivative instruments in Note 6.

6. Derivative Instruments

ASC 815, *Derivatives and Hedging,* requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair-value basis.

The Company enters into transactions involving derivative financial instruments in connection with its investing activities. These instruments derive their value, primarily or partially, from the underlying asset, indices, reference rate, or combination of these factors.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2011

6. Derivative Instruments (continued)

Derivative financial instruments are subject to various risks similar to non-derivative instruments, such as market risk and credit risk. Derivative financial instruments are typically also subject to certain additional risks, such as those resulting from leverage and reduced liquidity. The Managing Member manages these risks on an aggregate basis along with the risks associated with its investing activities as part of its overall risk management policies. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. The principal type of derivative used by the Company, as well as the methods in which it is used, is options.

Options are contracts that grant the Company, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. As a writer of a put or call option, the Company has no control over whether the option will be exercised and, as a result, bears the market risk of an unfavorable change in the price of the security underlying the written option. If the Company were to write a "naked" put or call option, a risk exists that the Company may not be able to enter into a closing transaction because of an illiquid market. When an option expires, the Company realizes a gain or loss on the option to the extent of the premiums received or paid.

Volume of Derivative Activities

The volume of the Company's derivative activities at December 31, 2011, based on the monthly average number of contracts for options categorized by primary underlying risk, are as follows:

	Assets		
Primary Underlying Risk	**Classification in Statement of Financial Condition**	**Fair Value**	**Average Number of Contracts[a]**
Equity contracts			
Equity options	Investments in securities	$ 45,996,258	106,825
		$ 45,996,258	106,825

	Liabilities		
Primary Underlying Risk	**Classification in Statement of Financial Condition**	**Fair Value**	**Average Number of Contracts[a]**
Equity contracts			
Equity options	Securities sold, not yet purchased	$ (51,672,642)	(116,747)
		$ (51,672,642)	(116,747)

[a] Amounts reflect monthly average contracts outstanding for options.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2011

7. Financial Guarantees

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. Net Capital Requirement

The Company is registered as a broker-dealer with the SEC and is subject to the SEC's net capital rule ("Rule 15c3-1"). The Company is required to maintain minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. As of December 31, 2011, the Company had net capital of $26,649,964, which was $26,549,964 in excess of its required net capital. At December 31, 2011, its percentage of aggregate indebtedness to net capital was 1.19%.

Rule 15c3-1 may effectively restrict advances to affiliates or capital withdrawals.

9. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. Management has determined that, other than those events described below, there are no material events or transactions that would affect the Company's financial statements or require disclosure in the financial statements.

For the period from January 1, 2012 to February 24, 2012, the Company recorded additional capital contributions of $53,700,000.

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